CORRESP 1 1234567890 xxxxxxxx CORRESP DOCUMENT ASSEMBLED FOR VALIDATION PURPOSES ONLY ON L_L._Extention_Lett

Ms. Inessa Kessman	February 14, 2007
Senior Staff Accountant
The Securities And Exchange Commission
Washington, D.C. 20549
(202) 551-3371

Re: L&L Financial Holdings, Inc.
Form 10-KSb for Fiscal Year Ended April 30, 2006
Filed August 15, 2006

Forms 10-Q for Fiscal Quarters Ended October 31, 2006
File No. 0-32505

Dear Ms. Kessman,

Per our telephone conversation today, that managementof the company is heading to China tonight for its overseas business trip ofapprox. two weeks time, therefore the company requires additional time to respondto your letter dated on
February 9, 2007.

This letter also confirms that the staff of Divisionof Corporation Finance of The
SEC grants an extension to March 7, 2007 for the companyresponding to your letter mentioned above.

Thanks for your attention.

Sincerely,

/s/ Dickson Lee
CEO
L&L Financial Holdings, Inc.